
TRICORDER.ZERO™
FROM THE FUTURE™

INVEST IN **O/D VISION, INC.**

We are a technology company fulfilling the potential of telehealth and fitness

LEAD INVESTOR



Nicholas Fernando
Physician Assistant

As a licensed front-line medical practitioner for 32 years, I know well the evolution of the healthcare industry during that time. Costs (and profits of hospitals and insurers) have ballooned, to the detriment of the patients, 30,000,000 of whom have no insurance, and 40% of whom can't afford to see the doctor even if they have insurance. Telehealth exploded in popularity during the pandemic and is only increasing in use on a yearly basis. But its potential to create efficiency in healthcare is limited by currently being "just a FaceTime call" requiring additional visits to the doctor in many cases. This is because objective sensor data does not accompany patients' subjective statements during telehealth visits; the objective data must be collected in-office on a follow-up visit. This additional, often unnecessary step, leads to $Billions in waste each year. Tricorder.Zero, as far as I am aware, is the first fully-integrated 7-sensor diagnostic telehealth & fitness device capable of directly solving this expensive problem. It is a portable device that can be used by anyone, anytime and anywhere. Further, it is one of those rare tools that can benefit ALL stakeholders. Not only can it save time and money for patients, it can also reduce costs and increase profits for insurers, hospitals, and independent physicians. Now we finally have a device that can offer a telehealth provider real-time objective data that will lead to more timely critical decisionmaking. This includes faster and more comprehensive prescriptions, testing, and

referrals than what is possible in present-day telehealth. I'm not just a supporter of this game-changing technology, I'm also a supporter of the founder and team behind it. I have known Marcus for over 30 years. I recognized his intelligence from a young age, and he has consistently strived to maximize his ability with extensive education and experiences in various domains since then. His past startup experiences, technical/medical/business/legal training and experiences, and passion for contributing to healthcare becoming more accessible and cost-effective make him perfectly suited to leading his team to success in this endeavour. The market for telehealth and telehealth-connected devices is expected to be over $1 Trillion in 2028. The startup has diligently and consistently worked towards protecting its IP, regularly filing nonprovisional patent applications. And Marcus has assembled a great set of advisors with high-level domain expertise in their fields. Finally, the need for this device is perfectly intersecting with reduced technology costs and the ever-increasing overall cost of healthcare. All signs point to Tricorder.Zero and O/D Vision solving this huge unmet need and achieving significant, if not dominant, market penetration. I am proud to be the lead investor in this fundraise.

Invested $5,000 this round

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prelaunch.com/projects/tricorder-zero-tricorder-zero-7-sensor-health-fitness-tracker

Sanibel FL

Highlights

1. $1 Trillion market by 2028 with only one direct competitor (and it's a startup)
2. Team with high-level domain expertise and prior startup and corporate experience
3. Bringing a revolutionary tricorder to market; finally making our futuristic sci-fi dreams come true
4. Working "proof of concept" prototype completed
5. 2 US patents, "Patent pending" on 12+ concepts, multiple nonprovisionals filed w/ PCT
6. Ad testing validated at ~$3/email lead, unit economics projected at $200 production cost

7 Ready for a $1.5M+ Kickstarter campaign

8 Maximizing cost savings for users/patients; maximizing profits for insurers/hospitals/providers

Our Team



Marcus Soori

Founder/CEO

- Prior startup/nonprofit founder experience - Extensive medical background and network - Relentless in learning and innovating

> Growing up in a family of doctors, I learned about the inequities in healthcare, particularly with underserved populations. I also witnessed all the waste that occurs with duplicate testing and unnecessary care due to a lack of availability of alternative and more efficient care methods. Let's fix this by making care more efficient and equitable!



Samar Shah Intellectual Property Advisor

- 1st Patent Application: Palm PalmPilot PDA - Patent Portfolio Strategy: Facebook, Google, Honda - Patent Litigation: Blackberry, Acelity/KCI



Kohsuke Kawaguchi Startup Advisor

- Co-CEO, Launchable Inc. - Former Chief Scientist & CTO, CloudBees - Creator, Jenkins project



Sam Miller Hardware Advisor

- CEO, Ansync Labs - Hardware Prototyping - Clients include Intel, Wayzn



Gamini Sooriyaarachchi

Medicine/Research Advisor

- Founder, midwestippa.com - NCI-funded cancer research - 120+ research publications - Former Board Member, AMA Foundation - Clinical Professor of Medicine, Creighton University



Xuelian Chi

HR/Strategy Advisor

- Board of Directors, ChinaCache - Board of Directors, Enterprise Computing Limited - Advisor, Cognitive Talent Solutions



Vasanta Senerat

Tax/Finance Advisor

- Tax and Financial Statement Compliance - Previous: Best Buy, General Electric, PricewaterhouseCoopers

---

Pitch


TRICORDER.ZERO™
The tricorder for telehealth & fitness

Marcus C.B. Soori, JD, MPH, MBA

marcussoori@thetricorder.io

Website: https://www.wefunder.com/od.vision.inc

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

TRICORDER.ZERO™

To our knowledge, Tricorder.Zero™ will be the first-ever fully integrated seven-sensor health & fitness device that enables the full potential of telehealth & telefitness, evaluating users holistically while reducing costs and increasing efficiency/profits for stakeholders.



TRICORDER.ZERO™

AS SEEN IN:

USA TODAY™ · LA WEEKLY

abc · BENZINGA · Bloomberg · Boston Herald · BuzzFeed · CBS

DIGITAL JOURNAL · FOX · MarketWatch · NBC · yahoo! news · yahoo! finance

GadgetFlow · TRENDHUNTER CREATE THE FUTURE

TRICORDER.ZERO™

30,000,000 AMERICANS HAVE NO HEALTH INSURANCE

40% OF AMERICANS CAN'T AFFORD TO SEE THEIR DOCTORS

References:

https://www.pgpf.org/blog/2022/11/nearly-30-million-americans-have-no-health-insurance
https://www.thestreet.com/investing/40-of-americans-cant-afford-to-see-their-doctors

TRICORDER.ZERO



SOLUTION: PHASE 1



Tricorder.Zero™ allows individuals to take charge of their health with a one-stop solution you can use anytime & anywhere.

- High Magnification Camera: outer eye, skin
- Retractable Camera: ear, nose, throat
- IR Thermometer: touchless temperature
- Pulse Oximeter: pulse, blood oxygenation
- Stethoscope: heart/lung/abdomen sounds
- Body Fat/Muscle Tone Sensor
- EKG: heart electrical signal

TRICORDER.ZERO


TELEMEDICINE IS CURRENTLY
A "FACETIME" CALL
that limits patients' quality of care:
Physicians don't have enough insight when limited to patient's subjective complaints
So they're limited in prescribing drugs, ordering tests, and/or referring to specialists
Missing objective sensor data means patients are often asked to come into the office for full evaluation
TRICORDER.ZERO


Initial primary care telehealth visits have a higher rate of in-office follow-up than initial in-office visits
because only
18%
of all telehealth augments the audio/video call with medical equipment (single-sensor only)
4%
of calls have equipment automatically sending data to providers
Reference:
https://www.ama-assn.org/system/files/telehealth-survey-report.pdf
TRICORDER.ZERO

SOLUTION: PHASE 2

Telehealth Fully Integrated w/ Self-Contained, Multisensor Device

INDEPENDENT PRACTITIONERS

Increase **efficiency** and profits via holistic telehealth-as-triage

INSURANCE COMPANIES

Increase **profits** by optimizing prevention and early action, and reducing payouts

HOSPITAL SYSTEMS

Increase **profits** by maximizing high-value ER visits and hospital admissions

TRICORDER.ZERO™

INTELLECTUAL PROPERTY

Granted Patents: 1) AI-Assisted Touchless Blood Pressure Determination 2) Design Patent

"Patent Pending" on 12+ Concepts	Two Paid Patent Searches
Combination Diagnostic Device	AI Standard of Care Support to Telehealth Providers
Hardware + Software	AI-Based Health Early Warning to User
Cellular-Enabled Multisensor Diagnostic Device	Telehealth in the Metaverse
Radio-Enabled Multisensor Diagnostic Device	Standalone AI-Enabled Medical Device for Outer Eye/Skin
Multisensor Hardare + AI Diagnosis	AI-Enabled Biometric Security Device: Scleral Vasculature Pattern and Blood Flow
Scleral Vasculature + AI Diagnosis	AI-Enabled Display Advertising Device: Multi-Camera Biometrics + Prior Consented User Data

NOTE: O/D Vision, Inc. owns the above IP

TRICORDER.ZERO™

DEMAND VALIDATION



Completed ad testing at $3/email will lead to predictable results among validated crowdfunding backers
$3/EMAIL
100,000 EMAILS
(via $300,000 in funding)
5,000 ORDERS
= $1.5 Million in orders
Active · 3 days left
[08/09/2023] Promoting Learn More
20
Leads
$2.97
Cost per Leads
$59.47
Spent
WEFUNDER
KICKSTARTER
NOTE: Forward-looking projections cannot be guaranteed
TRICORDER.ZERO



MARKET VALIDATION
There is no product on the market like Tricorder.Zero™
TRICORDER.ZERO™
tytocare™
Modular Health Sensor Device
$156.7M Funding
maya MD
AI Symptom-to-Diagnosis Engine
$1.07M Funding
MDLIVE
Multispecialty Telehealth App
$173.6M Funding
TRICORDER.ZERO



MARKET OPPORTUNITY
USA


Tricorder.Zero™ 25% Global
Projected Market Share
2021 Worldwide Telehealth Market
$90 Billion
2021 Digital Patient Monitoring
Devices Market
$97 Billion
2028 Total Worldwide Market
$1 Trillion
NOTE: Forward-looking projections cannot be guaranteed
$23.5B TAM
USA
$5.8B SOM
TRICORDER.ZERO


NOTE: Forward-looking projections cannot be guaranteed
BUSINESS MODEL
Model: B2B2C HaaS
2023-24 Projected Burn Multiple: .78
Current Capital Efficiency Multiple: 31.49
Vision: A holistic healthcare environment
Step 1: trust in device
Step 2: trust in device + telehealth
Step 3: trust in data repository > first patient-centered EHR.
Step 4: trust in app's AI recommendations > AI-augmented genetics + EHR longevity research
200,000,000
150,000,000
100,000,000
50,000,000
0
2024
2025
2026
2027
Projected Unit Economics: Price: $300 Cost: $200 Marketing: $60 Profit: $40
(crowdfunding campaign only, @ 5,000 units)
TRICORDER.ZERO


PASSION & EXPERIENCE TO SCALE
Education
Executive Certificate in Public Leadership: Harvard Kennedy '21
Certifications
Project Management Professional (PMP) '22
Health/Research
Grad. Research Asst., Univ. of Miami Bascom-Palmer: '14-'15



Executive Certificate in Strategy & Innovation: MIT Sloan 21'

MPH: Nova Southeastern '11

JD/MBA: Creighton '09

(Lean +) Six Sigma Black Belt '21

Agile Development '20 (University of Virginia)

Executive Data Science '17 (Johns Hopkins University)

Medical Student, Nova Southeastern University: '11-'15

Assoc. Director, MIPPA: '09-'11

Co-Founder, Sri Lanka Relief Fund: '04-'10

Marcus C.B. Soori
Founder/CEO

TRICORDER.ZERO

ADVISORS ACROSS INDUSTRIES



Samar Shah, JD
Intellectual Property

1st Patent Application: **Palm PalmPilot PDA**

Patent Portfolio Strategy: **Facebook, Google, Honda**

Patent Litigation: **Blackberry, Acelity/KCI**



Sam Miller
Hardware

CEO, Ansync Labs

Hardware Prototyping

Clients include **Intel, Wayzn**



Kohsuke Kawaguchi
Startup

Co-CEO, Launchable Inc.

Former Chief Scientist & CTO, CloudBees

Creator, Jenkins project



Xuelian Chi
HR/Strategy

Board of Directors, **ChinaCache**

Board of Directors, **Enterprise Computing Limited**

Advisor, **Cognitive Talent Solutions**

TRICORDER.ZERO

FUNDING/TIMELINE

Raising $300k for ads -> **$1.5 Million** in crowdfunding

SAFE: **$6.52M** Early Bird Cap/**$8.69M** Standard Cap

March 2022

November 2022
Prototype Sensors

March 2023



12+ Patents Pending & Design Patent
Programming Complete
Completed Fulcrum Venture Accelerator
September 2021
O/D Vision, Inc. (Delaware)
May 2022
Prototype App Shell Complete
January 2023
Prototype Device & App Complete
August 2023
Prelaunch Testing Complete
NOTE: Forward-looking projections cannot be guaranteed
TRICORDER.ZERO

2023 IAC Award: Best Medical Equipment Social Media Campaign



IAC WINNER



Tricorder.Zero™ Ad 1
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2023 IAC Award: Best Medical Equipment Online Ad


IAC
WINNER


Tricorder.Zero™ Ad 2
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See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure

Tricorder.Zero™ Features Ad


Tricorder.Zero™ Ad 3
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TRICORDER.ONE™
TRICORDER.ONE™



THE FUTURE OF
LEHEALTH AND FITNESS
Invest in us at:
wefunder.com/od.vision.inc
Watch on YouTube